Lightning Clean Inc.



ANNUAL REPORT

175 Cottonwood CT

Eagle, ID 83616

(949) 923-8234

http://lightningclean.xyz/

This Annual Report is dated April 21, 2023.

BUSINESS

Lightning Clean Inc. ("Lightning Clean" or the "Company") is a corporation organized under the laws of the state of Delaware that designs, manufactures, and distributes time-saving laundry appliances.

The Company has a wholly-owned subsidiary, Lightning Clean LLC, which is the operating entity. All funds raised during this Reg CF campaign will flow from Lightning Clean Inc. to Lightning Clean LLC.

The Company's distribution strategy for its Lightning One machine has two legs. The first is online: direct-to-consumer. The second is our focus on mid-size apartment complexes. Our target user base is young professionals living in dense cities. The Company is operating in a legacy market and has a unique product offering.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: Start-up fees and general expenses
Date: February 25, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The business has a relatively modest burn rate and up until this campaign has operated entirely from cash infusions from the founder. Thus, the business expects to be able to operate for the foreseeable future off of founder infusions. These infusions could continue if needed for another 6 months to a year.

The major expenses of the business are R&D staffing - about 3,000 per month, and small various expenses, about $200 per month. All other staff such as the CEO and marketing do not receive salaries. The current lease agreement is a related party transaction, and as such, bears little risk because payments can/have been put off until the company is in a better cash situation.

Once the company transitions to a production phase, the burn rate will be increased substantially. Specifically, inventory expenses, shipping, and distribution staffing will be the major expenses. Distribution staffing will be around $4,000 per month. All other expenses mentioned above will vary entirely on market demand.

Foreseeable major expenses based on projections:

The most major foreseeable expense is tooling for the production of the washing machine. The total cost of tooling is expected to be between $300,000 and $450,000. Aside from this, there will be some staffing costs to prepare for distribution, which will be significant.

The Company will hire one person for production management at around $4,000 per month. Furthermore, depending on the cash situation, marketing and the founder may choose to receive salaries.

There will be bulk inventory payments probably in the low 6 digits once the Company begins selling its units. The payments will be for large amounts of inventory to take advantage of economies of scale.

These major expenses are expected to be covered by Reg CF campaign funds.

Future operational challenges:

The future operational challenges will include the lack of existing distribution, inconsistent delivery times of machines, and a lack of long-term manufacturing relationships.

These challenges will be addressed by bringing in trained operational talent and spending the time and resources to build out a robust supply chain.

Future challenges related to capital resources:

The future capital resource challenges will include a significant capital requirement to buy materials for the machines in bulk, and more significantly, a large investment in tooling is required to produce any machines. The capital requirements should be addressed by our distribution strategy that emphasizes commercial customers.

Future milestones and events:

1. Designs finalized and sent to manufacturing partners to prepare tooling

2. Tooling finalized and sample received

3. Pre-sales begin

4. Bulk orders made

5. First consumer units delivered

6. First commercial units delivered

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $447.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ethan Blount
Amount Owed: $106,856.00
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ethan Blount

Ethan Blount's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director
Dates of Service: August, 2020 - Present
Responsibilities: Management of the Company. Ethan works full-time for Lightning Clean Inc. He does not currently receive a salary, but he plans to take a monthly salary of $5,000 once the Company raises more than $550,000 in this Reg CF offering and so long as he remains full-time. He currently holds 100% voting power.

Other business experience in the past three years:

Employer: Blount Entities LLC
Title: CEO
Dates of Service: October, 2020 - Present
Responsibilities: Management of the Company. Blount Entities LLC is a holding company for personal real estate assets and investments. Ethan spends 1-2 hours per week at Blount Entities LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ethan Blount
Amount and nature of Beneficial ownership: 6,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Ethan Blount
Relationship to Company: Officer, Director, and 20%+ Owner
Nature / amount of interest in the transaction: On September 1, 2020, the Company entered into a Commercial Lease Agreement with its founder and member, Ethan Blount.
Material Terms: The base rent is $5,000, and the lease ends on August 11, 2022. As of February 25, 2022, rental expenses per this agreement were $10,000.

Name of Entity: Ethan Blount

Relationship to Company: Officer, Director, and 20%+ Owner
Nature / amount of interest in the transaction: The Company borrowed money from the founder and the member, Ethan Blount. As of February 25, 2022, the outstanding balance of the shareholder loan was $90,000.
Material Terms: The loan bears no interest and no maturity date.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 449,579 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights has not yet but will be determined by the Board of Directors.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of product, laundry appliances. Our revenues are therefore dependent upon the market for laundry appliances. We may never have an operational product or service It is possible that there may never be an operational Lightning One or that the product may never be used to wash clothes. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to wash clothes. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Lightning One. Delays or cost overruns in the development of our Lightning One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Lightning Clean Inc. was incorporated on February 25, 2022, and its wholly-owned subsidiary and operating entity, Lightning Clean LLC, was formed on August 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lightning One is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the

Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lightning Clean Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lightning Clean Inc. could harm our reputation and materially negatively impact our financial condition and business. Apartment Market Volatility Since the Company's distribution strategy is centered around the apartment industry, a shift in the apartment industry may result in negatively affecting the Company. Laundry Appliance Market Volatility Since the Company operates in the laundry appliance market, a shift in the market may negatively impact the Company. Material Cost Volatility Since the Company sells machinery that has a large percentage of its cost in materials, a shift in the cost of various types of metal, plastic, and other materials may negatively affect the Company. Our new products could fail to achieve the sales traction we expect. Our growth projections are based on an assumption that we will be able to successfully launch a lower-priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We may face technological challenges. We may discover that the optimal retail price points for laundry appliances are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next-generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay in achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment. Product Launch Uncertainty With any product launch, there is an expected level of uncertainty. Even with extensive comps and planning, the product is new to the market. Product Technology Uncertainty As with any pre-launch product that is still in the engineering phase, there is uncertainty as to the efficacy and viability of the technology. Manufacturing Scalability, Distribution, and Launch Uncertainty There is risk associated with any new product launch. Since the manufacturing of this product is yet to happen, there is substantial risk. The ease of scalability of manufacturing is also unknown.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2023.

Lightning Clean Inc.

By /s/ *Ethan Blount*

    Name: <u>Lightning Clean Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Ethan Blount, the CEO of Lightning Clean Inc., hereby certify that the financial statements of Lightning Clean Inc. and notes thereto for the periods ending 2022 (first Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Lightning Clean Inc. has not yet filed its federal tax return for 2022. Lightning Clean Inc. was not in existence for the previous tax year."

For the year 2022 the amounts reported on our tax returns were total income and taxable of $-118,049.16; and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04-13-23

_____ (Signature)

_____CEO_____ (Title)

_____04-13-23_____ (Date)

LIGHTNING CLEAN INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022

LIGHTNING CLEAN INC.
Index to Financial Statements
(unaudited)

LIGHTNING CLEAN INC.
BALANCE SHEETS
DECEMBER 31, 2022
(unaudited)

[insert balance sheets]

	Total
ASSETS	
Current Assets	
Bank Accounts	$ 447.45
Total Bank Accounts	$ **447.45**
Other Current Assets	
Uncategorized Asset	1,211.00
Total Other Current Assets	$ **1,211.00**
Total Current Assets	$ **1,658.45**
TOTAL ASSETS	$ **1,658.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Total Credit Cards	-$ **2,158.70**
Other Current Liabilities	
Deferred Revenue	8,039.80
Due to Ethan Blount	106,856.19
Short-term business loans	-10,783.00
Stripe Clearing	22,845.58
Total Other Current Liabilities	$ **126,958.57**
Total Current Liabilities	$ **124,799.87**
Total Liabilities	$ **124,799.87**

LIGHTNING CLEAN INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022
(unaudited)

Income	
Other Primary Income	48,640.00
Stripe Revenue	4.00
Total Income	**$48,644.00**
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials - COGS	5,463.10
Total Cost of goods sold	**5,463.10**
Total Cost of Goods Sold	**$5,463.10**
GROSS PROFIT	**$43,180.90**
Expenses	
Advertising & marketing	189.00
Commissions & fees	45,000.00
Contract labor	21,642.24
Entertainment	53.56
General business expenses	0.00
Background Checks	255.00
Bank fees & service charges	432.69
Memberships & subscriptions	97.17
Total General business expenses	**784.86**
Insurance	0.00
Business insurance	49,108.54
Total Insurance	**49,108.54**
Interest paid	666.36
Legal & accounting services	5,174.00
Legal fees	104.95
Total Legal & accounting services	**5,278.95**
Meals	1,203.96
Office expenses	0.00
Office supplies	36.34
Shipping & postage	1,517.18
Software & apps	1,185.57
Total Office expenses	**2,739.09**
Rent	30,000.00
Stripe Fees	1.32
Supplies	452.78
Travel	2,248.80

Utilities	0.00
Disposal & waste fees	81.34
Internet & TV services	663.78
Total Utilities	**745.12**
Total Expenses	**$160,114.58**
NET OPERATING INCOME	**$ -116,933.68**
Other Income	
Credit card rewards	203.58
Interest earned	7.85
Total Other Income	**$211.43**
Other Expenses	
Vehicle expenses	0.00
Parking & tolls	354.72
Vehicle gas & fuel	458.18
Vehicle insurance	514.01
Total Vehicle expenses	**1,326.91**
Total Other Expenses	**$1,326.91**
NET OTHER INCOME	**$ -1,115.48**
NET INCOME	**$ -118,049.16**

LIGHTNING CLEAN INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022
(unaudited)

Equity		
Partner distributions		-2,622.22
Partner investments		81,929.98
Retained Earnings		-84,400.02
Net Income		-118,049.16
EPS		-0.02
Total Equity	-$	123,141.42
TOTAL LIABILITIES AND EQUITY	$	1,658.45

LIGHTNING CLEAN INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022
(unaudited)

▸ OPERATING ACTIVITIES	$ -78,868.64
▸ FINANCING ACTIVITIES	$79,307.76
NET CASH INCREASE FOR PERIOD	$439.12
Cash at beginning of period	8.33
CASH AT END OF PERIOD	$447.45

NOTE 1 – NATURE OF OPERATIONS

Lightning Clean Inc. was formed on 02-25-22 ("Inception") in the State of DE. The financial statements of Lightning Clean Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eagle, ID.

Lightning Clean Inc. ("Lightning Clean" or the "Company") is a corporation organized under the laws of the state of Delaware that designs, manufactures, and distributes time-saving laundry appliances.

The Company has a wholly-owned subsidiary, Lightning Clean LLC, which is the operating entity. All funds raised during this Reg CF campaign will flow from Lightning Clean Inc. to Lightning Clean LLC.

The Company's distribution strategy for its Lightning One machine has two legs. The first is online: direct-to-consumer. The second is our focus on mid-size apartment complexes. Our target user base is young professionals living in dense cities. The Company is operating in a legacy market and has a unique product offering.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of laundry appliances when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
All external debt is secured and guaranteed by Ethan Blount. Ethan Blount has also loaned the company substantial money to cover expenses.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company's other obligations are credit card obligations as well as debt to Ethan Blount.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 11,000,000 shares of our common stock with par value of $0.001. As of 04-13-23 the company has currently issued 6,050,694
 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Ethan Blount has loaned the company substantial money. Currently the company owes over 100,000 dollars to Ethan. This note is at 0% and there is no set term. Furthermore, Ethan Blount forgave over 48,000 dollars of debt at the end of the year 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through 04-13-23, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Ethan Blount, Principal Executive Officer of Lightning Clean Inc., hereby certify that the financial statements of Lightning Clean Inc. included in this Report are true and complete in all material respects.

Ethan Blount

CEO